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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): October 15, 2003

FIRST INDIANA CORPORATION
(Exact name of registrant as specified in its charter)

Indiana	0-14354	35-1692825
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

135 North Pennsylvania Street, Indianapolis, IN	46204
(Address of principal executive office)	(Zip Code)

Registrant's telephone number, including area code: (317) 269-1200

Not applicable
(Former name or former address, if changed since last report)

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Item 7. Financial Statements and Exhibits

Exhibit

99   Transcript from October 15, 2003 conference call

Item 12. Results of Operations and Financial Condition

On October 15, 2003, First Indiana Corporation held a conference call regarding earnings for the three and nine months ended September 30, 2003. A copy of the transcript is attached as Exhibit 99.

The information in this Form 8-K and the attached Exhibit shall not be deemed filed for purposes of Section 18 of the Securities Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

First Indiana Corporation

Date: October 17, 2003   By: /s/ William J. Brunner
                                                         William J. Brunner
                                                          Chief Financial Officer